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                            April 23, 2021

       Gregg S. Hymowitz
       Chairman and Chief Executive Officer
       EG Acquisition Corp.
       375 Park Avenue
       24th Floor
       New York, NY 10152

                                                        Re: EG Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 5, 2021
                                                            File No. 333-255046

       Dear Mr. Hymowitz:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1 filed on April 5, 2021

       General

   1. You indicate that you will be entering into a forward purchase agreement with Millennium
                                                        Management LLC.
Assuming Millennium purchases 4.95% of the units in the offering, clarify whether
Millennium is required to purchase at least 4.95% of the forward purchase securities or whether
it can specify any amount it wishes to purchase. Disclose whether the agreement specifies
the purchase price of the securities.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gregg S. Hymowitz
EG Acquisition Corp.
April 23, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameGregg S. Hymowitz
                                                           Division of
Corporation Finance
Comapany NameEG Acquisition Corp.
                                                           Office of Technology
April 23, 2021 Page 2
cc:       Sean M. Ewen, Esq.
FirstName LastName